Date:	September 25, 2014
To:	CMS Bank Employees
From:	John E. Ritacco, President and Chief Executive Officer
RE:	Merger with Putnam County Savings Bank

Dear CMS Bank Employee:

I am writing to share some exciting news with you. Today we announced that CMS Bancorp, Inc. and CMS Bank (collectively, “CMS”) will merge with Putnam County Savings Bank (“PCSB”), headquartered in Brewster, New York. This is a tremendous day for the CMS family, and first and foremost, I would like to thank you all for your continued support and dedication to CMS. The combined company, following our merger with PCSB, will be a larger and stronger community banking organization operating under the name of “Putnam County Savings Bank,” which will continue to have the same great quality of customer service provided by dedicated people who are committed to being involved in the local community. You should take pride in your hard work and commitment to our customers, which have enabled us to achieve this goal.

Our Board of Directors has approved, and we have entered into, a definitive merger agreement with PCSB (the “Merger Agreement”) whereby PCSB will acquire all of the outstanding shares of CMS Bancorp’s common stock and CMS Bank in an all-cash transaction valued at approximately $25.4 million (collectively, the “Merger”). Subject to the provisions of the Merger Agreement, at the effective time of the Merger, each share of CMS Bancorp common stock issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a cash payment of $13.25 per share. Each option issued and outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive a cash payment in an amount determined by the manner set forth in the Merger Agreement.

Our entry into the Merger Agreement is the first step in completing the Merger. The Merger Agreement is subject to a number of customary closing conditions that include approval by CMS Bancorp’s shareholders and applicable banking regulatory authorities. CMS and PCSB are in the process of obtaining the regulatory approvals and/or non-objections necessary to complete the Merger, which is a lengthy process. It is anticipated that the Merger will close in the first half of the 2015 calendar year. As a publicly-traded company, while the Merger is pending, CMS is required by the rules of the U.S. Securities and Exchange Commission (“SEC”) to limit what we can say about the Merger with PCSB to facts that that have been disclosed in our SEC filings. Therefore, please refer any media, shareholder or other inquiries to me as the Company’s authorized spokesperson.

I know this news may be unexpected, and I certainly understand that it could cause uncertainty about what this means for you. We will try to address that uncertainty as quickly as possible, but please understand that it will take some time. I plan to hold an all-employee communication meeting within the next several days. Below I have provided answers to some questions that I believe you may have after hearing about this announcement. I look forward to seeing you at the meeting.

Sincerely,

/s/ John E. Ritacco

John E. Ritacco, President & CEO

1.	What has been announced?

CMS Bancorp, Inc. (the “Company”) has announced that it has entered into a definitive merger agreement (the “Merger Agreement”) with Putnam County Savings Bank (“PCSB”) whereby, through a series of transactions, the Company will be merged with a PCSB subsidiary, and CMS Bank (the “Bank”) will be merged with PCSB (collectively, the “Merger”). Upon effectiveness of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a cash payment of $13.25 per share and each option issued and outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive a cash payment in an amount determined by the manner set forth in the Merger Agreement.

2.	What will happen to the Bank?

Immediately following the effective time of the Merger, the Company and the Bank will be merged with and into PCSB. The combined organization will be operated under the name of “Putnam County Savings Bank.”

3.	Who is Putnam County Savings Bank?

Putnam County Savings Bank, a New York-chartered mutual savings bank, operates from its administrative headquarters in Brewster, New York, and has a total of 10 retail branch offices located in Putnam, Westchester, and Dutchess Counties, New York. At June 30, 2014, Putnam County Savings Bank had total assets, deposits and stockholders’ equity of $975.8 million, $860.8 million and $111.6 million, respectively.

4.	What about my job? Will I be laid off?

PCSB is in the process of working through merger integration planning. The Merger Agreement provides for severance that may be paid to non-executive employees of CMS Bank who meet certain criteria under certain circumstances following closing of the Merger. It is too early to speculate on the details regarding any individual positions. Providing you with prompt and complete answers is a high priority to us in this transition phase. As soon as more information is available, we will share it with you.

5.	What about our health benefits, are they going to change?

Prior to the closing of the Merger, your health benefits will remain the same. As the Merger is not expected to close until sometime in early to mid-2015, it would be premature to comment on specific changes to your health benefits. However, as we have noted, providing you with prompt and complete answers is a high priority to us in this transition phase. In the Merger Agreement, in the event of termination of any CMS health plan or consolidation of any such plan with a PCSB health plan, PCSB has agreed to provide each of our employees who continues employment at PCSB, and their dependents, with employer-provided health coverage on the same basis as it provides such coverage to PCSB employees.

6.	What happens to my shares of Company common stock that are held in my account in the Bank’s Employee Stock Ownership Plan (“ESOP”)?

Any shares of Company common stock that are held in your account under the ESOP as of the closing of the Merger will be cancelled in exchange for the cash merger consideration of $13.25 per share.

7.	What is the timeframe for these transactions?

We expect the transaction will close in the first half of the 2015 calendar year, subject to satisfaction of various closing conditions in the Merger Agreement, including approval from our shareholders and the receipt of regulatory approvals. PCSB is currently in the process of preparing to seek regulatory approval for the transaction.

8.	What are the conditions to the closing of the Merger? Are there any obstacles?

As noted, the Merger Agreement includes various closing conditions, including the approval of our shareholders and the receipt of regulatory approvals.

9.	Will the Bank branches be changing names?

Yes. It is anticipated that, upon the completion of the Merger, all current Bank locations will become PCSB branches and be operated under the name “Putnam County Savings Bank”.

10.	What do I tell customers?

Until completion of the Merger, it is business as usual. Banking customers can continue to use their checks, debit cards and online banking as they do today. Any changes affecting customers will be communicated in advance.

11.	How can I learn more about Putnam County Savings Bank?

Learn more about Putnam County Savings Bank online at http://www.pcsb.com/.

12.	Where can I go for additional information?

We realize that you will have many questions, and we will do our very best to keep you informed in a timely manner as we always have. In the meantime, please feel free to speak with your manager for additional information.

Caution about Forward-Looking and other Statements

This announcement may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events, such as statements about the anticipated closing date of the transactions discussed herein. Although we believe that forward-looking statements are based upon reasonable assumptions, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any results expressed or implied by such forward-looking statements or that the Company will be able to close on the transactions by the anticipated closing date. Such forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those described in the forward-looking statements and include, but are not limited to, the risk that regulatory approvals or non-objections and Shareholder Approval will not be obtained and those risks described in the cautionary language included under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and quarterly reports on Form 10-Q for the quarters ended December 31, 2013, March 31, 2014, and June 30, 2014.

Important Additional Information

Proxy Statement

In connection with the Merger, CMS will file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”) to be distributed to the shareholders of CMS. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about CMS and PCSB free of charge from the SEC’s website (www.sec.gov) or by contacting CMS, Attention: John E. Ritacco, President and CEO, by telephone at (914) 422-2700.

Participants in the Solicitation

CMS and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from CMS’ shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of CMS shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. You can find information about CMS’ executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s website (www.sec.gov). You can also obtain free copies of these documents from CMS using the contact information above.

Merger Agreement

The discussion of the Merger Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed with the SEC as an exhibit to the Company’s Current Report on Form 8-K filed on September 25, 2014 and is incorporated herein by reference. Investors are urged to read the Merger Agreement for a more complete understanding of the terms of the transactions discussed herein.

The Merger Agreement has been incorporated by reference to provide investors with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties.

The representations, warranties and covenants made by the parties in the Merger Agreement are qualified and limited, including by information in the schedules referenced in the Merger Agreement that the Company delivered in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. These representations and warranties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this filing. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or its affiliates.